John A. Niemoeller
Senior Vice President, Counsel, and
Assistant Corporate Secretary
First Horizon Corporation
165 Madison Ave., Memphis TN 38103
VIA EDGAR

December 5, 2024

Ms. Laura Nicholson
Ms. Amanda Ravitz
United States Securities and Exchange Commission
Division of Corporation Finance
Disclosure Review Program
100 F Street, NE
Washington, D.C. 20549-3561

Re:    First Horizon Corporation (“FHN” or “we” or “the Company”)
Definitive Proxy Statement on Schedule 14A
Filed March 11, 2024
File No. 001-15185

Dear Ms. Nicholson and Ms. Ravitz:

We are in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 25, 2024, addressed to Mr. D. Bryan Jordan, our Chief Executive Officer, regarding the above-referenced filing. We appreciate the Staff’s careful review of our filing. For your convenience, we have included each Staff comment below in boldface followed by our response.

Definitive Proxy Statement on Schedule 14A
Pay Versus Performance, page 93
1.    We note your disclosure under your pay versus performance table that the amounts shown for your Company-Selected Measure, A-ROTCE, are shown as averages for the three-year performance period ended with the relevant fiscal year. In future filings, please ensure that the quantified performance information regarding your Company-Selected Measure is not measured over a multi-year period. Refer to Item 402(v)(2)(vi) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 128D.11. For example, if, in your assessment, A-ROTCE represents the most important financial performance measure used to link compensation actually paid to your named executive officers, for the most recently completed fiscal year, to company performance, please present the A-ROTCE results on a single-year basis for each individual year presented in your pay versus performance table, even if you use the measure as part of a multi-year compensation program.
Response
We understand and appreciate this comment. In future proxy statement/Schedule 14A filings in which pay versus performance disclosures under Regulation S-K Item 402(v) are required, we will present the Company-Selected Measure as a single-year measure, and not as a multi-year measure, in conformity with Item 402(v)(2)(vi) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation

Ms. Laura Nicholson
Ms. Amanda Ravitz
December 5, 2024

128D.11. Single-year presentation will be followed in all tables and charts which disclose or analyze the Company-Selected Measure. Specifically, for example: (a) if the Measure were Pretax Earnings, then Pretax Earnings for each of the past five completed years would be presented; and (b) if the Measure were Return on Tangible Common Equity (ROTCE), then ROTCE for each of the past five completed years would be presented.
We note that, as mentioned in our 2024 Proxy Statement, the Company-Selected Measure we presented was used, in actual practice, by averaging three consecutive annual numbers. Although we will no longer present 3-year-averaged data as our Company-Selected Measure, in future proxy statement/Schedule 14A filings we do intend to continue to provide narrative disclosure explaining how the Measure is used, to the extent that use differs from the single-year data presented in the Proxy Statement's quantitative disclosures. We believe brief explanatory disclosures of that sort provide useful context and are consistent with the letter and spirit of Item 402(v) of Regulation S-K. Any such brief explanatory disclosure will be supplemental to all required disclosures, and no such supplemental disclosure will be more prominent than the presentation or description of the Company-Selected Measure.
2.    We note that your Company-Selected Measure, A-ROTCE, is not a financial measure under generally accepted accounting principles. While Company-Selected Measure disclosure is not subject to Regulation G or Item 10(e) of Regulation S-K, for a non-GAAP Company-Selected Measure, you must disclose how it is calculated from your audited financial statements. It is not clear from your disclosure on page 94 how this number is calculated from your audited financial statements. We note in this regard your reference to “certain other amounts” when describing the calculation of “Tangible” equity in your A-ROTCE definition. Your tabular and related presentation should show the quantified performance for the same measure selected as your Company-Selected Measure for each covered fiscal year, using not only the same name, but also the same calculation method. Quantified performance derived using different adjustments from those used in the most recent fiscal year may not satisfy this requirement. Please tell us and revise future disclosure to explain how the measure is calculated from your audited financial statements. Note that incorporation by reference to disclosure in separate filings will not satisfy this disclosure requirement.
Response
We understand and appreciate this comment. Part of this Comment 2 asks for an explanation regarding how A-ROTCE was calculated, which is presented next.
How the A-ROTCE Measure Presented in the 2024 Proxy Statement was Set and Calculated
As noted in the comment letter, adjusted ROTCE (A-ROTCE) is the Company-Selected Measure we presented in our 2024 Proxy Statement. A-ROTCE has been used for many years in our performance stock unit (PSU) award program. Each year, performance measures are set up by our Compensation Committee for that year’s PSUs. A-ROTCE for each grant year is (1) ROTCE modified by (2) a schedule of adjustments selected by the Compensation Committee at the time of grant:
(1) ROTCE: For any given year, ROTCE is determined by dividing (a) net income available to common shareholders for that year by (b) average tangible common equity related to that year. Average tangible common equity is determined by subtracting, from average total equity, the sum of the averages of: noncontrolling interest, preferred stock, and intangible assets. For FHN, as is typical in our industry, intangible assets predominantly consist of goodwill, and also include core deposit intangibles, client relationship intangibles, and various minor "other" intangibles.
(2) Adjustments Resulting in A-ROTCE: The adjustments to ROTCE used to calculate A-ROTCE for our PSU awards have no discretionary component. The adjustment schedule each year, once approved,

Ms. Laura Nicholson
Ms. Amanda Ravitz
December 5, 2024

is not changed. The schedule used for the 2023 PSU awards includes: 5 categories of adjustments related to accounting changes, such as excluding gains or losses from a change in accounting principle; 16 categories of adjustments related to specific operating events, such as excluding revenue or expense resulting from legal actions or settlements; 2 categories of adjustments related to retirement; and, a catch-all category excluding any revenue or expense associated with several related business lines which FHN divested or discontinued in 2008. Although the adjustment schedules are similar from year to year, the adjustment schedules are not identical from one grant year to the next. As mentioned in more detail under the next heading, we understand that, in future proxy statement/Schedule 14A filings in which pay versus performance disclosures under Regulation S-K Item 402(v) are required, if we present A-ROTCE or another adjusted financial measure as FHN's Company-Selected Measure, that Measure will be presented on a single-year basis for each of the five years presented and will be calculated or adjusted consistently among all five of those years.
Use of Non-GAAP CSMs in Future Filings
After reflecting upon Comment 2 and Regulation S-K Item 402(v), in future proxy statement/Schedule 14A filings in which pay versus performance disclosures under Regulation S-K Item 402(v) are required: (a) if a non-GAAP or otherwise adjusted measure is our Company-Selected Measure, we will present that Measure for all five years calculated or adjusted in the same manner (i.e., using a single uniform adjustment schedule) as the most recent year shown, so that the Measure is calculated or adjusted consistently among all five of the years presented; and (b) if a non-GAAP or otherwise adjusted measure is our Company-Selected Measure, we will explain in narrative how the Measure is related to GAAP measures as required by Item 402(v)(2)(vi) of Regulation S-K. The presentation in (a) will be followed in all tables and charts which disclose or analyze the Company-Selected Measure. The explanation in (b) will be presented entirely within the proxy statement, without referencing explanations in FHN's annual report on Form 10-K or another separate filing external to the proxy statement.
Combining the foregoing response with the response to Comment 1, the following examples illustrate how we would present the Company-Selected Measure in future filings if that Measure were A-ROTCE or unadjusted ROTCE:
Example 1: If the CSM used in 2025 Proxy Statement is A-ROTCE
•Annual (single-year) A-ROTCE will be presented for each of the years 2020-2024.
•Each instance of annual A-ROTCE will be calculated using the 2024 grant-year adjustment schedule for PSUs. The 2024 schedule will be used because, at that time, it will be the most recent one.
•We will provide a narrative explanation regarding how ROTCE is derived from GAAP measures. We anticipate that explanation will be similar to the indented paragraph above headed "(1) ROTCE:" in length and level of detail. In any case, that explanation will be presented entirely within the proxy statement without referencing explanations in any separate filing external to the proxy statement.
•We will provide a narrative explanation regarding how ROTCE is adjusted to arrive at the A-ROTCE data presented. We anticipate that explanation will be similar to the indented paragraph above headed "(2) Adjustments Resulting in A-ROTCE:" in length and level of detail. In any case, that explanation will be presented entirely within the proxy statement without referencing explanations in any separate filing external to the proxy statement.
•We will also provide a brief supplemental narrative explanation regarding how A-ROTCE is used in PSUs (i.e., three consecutive annual numbers are averaged and the adjustment

Ms. Laura Nicholson
Ms. Amanda Ravitz
December 5, 2024

schedule can vary from grant year to grant year). This supplemental narrative explanation will not be more prominent than the narrative explanation of single-year A-ROTCE.
Example 2: If the CSM used in 2025 Proxy Statement is ROTCE (unadjusted)
•Annual (single-year) ROTCE will be presented for each of the years 2020-2024.
•We will provide a narrative explanation regarding how ROTCE is derived from GAAP measures. We anticipate that explanation will be similar to the indented paragraph above headed "(1) ROTCE:" in length and level of detail. In any case, that explanation will be presented entirely within the proxy statement without referencing explanations in any separate filing external to the proxy statement.
•We will provide a brief supplemental narrative explanation regarding how ROTCE is used as the underlying measure in PSUs (i.e., ROTCE's components are adjusted according to a schedule fixed at grant, three consecutive annual A-ROTCE numbers are averaged for each grant, and the adjustment schedule can vary from grant year to grant year). This supplemental narrative explanation will not be more prominent than the narrative explanation of single-year ROTCE.
•Lastly, as part of our explanation of the relationship between the “executive compensation actual paid” and ROTCE required by Item 402(v)(5)(iii) of Regulation S-K, we expect to provide brief high-level discussion of volatility or trends in ROTCE during the five years presented, assuming we are able to identify noteworthy volatility episodes or trends. For example, regarding volatility, we might note that ROTCE in a certain year was negatively impacted by significant merger and integration expense. Regarding a trend, we might note, for example, that ROTCE rose over a certain period driven significantly by expansion of our net interest margin. We provided similar brief discussion of noteworthy volatility or trends in our 2024 proxy statement regarding Net Income.
Finally, as noted briefly above, we understand and appreciate the staff's warning that incorporation by reference to other filings cannot be used to explain how non-GAAP or other adjusted Company-Selected Measures were calculated or derived from GAAP measures or information. In future filings in which pay versus performance disclosures under Regulation S-K Item 402(v) are required, any such explanations related to a particular proxy statement will be presented entirely within that proxy statement.
* * * * * *
First Horizon Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its proxy statement/Schedule 14A filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope our response adequately addresses the comments raised in your letter. Any questions with respect to the foregoing should be directed to the undersigned at (901) 523-4170 or janiemoeller@firsthorizon.com, or to Peter V. Letsou at (901) 523-4523 or peter.letsou@firsthorizon.com.

Sincerely,
/s/ John A. Niemoeller
John A. Niemoeller